Shareholder meeting
results (Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
12,375,281 		741,229 		338,314

All tabulations are rounded to the nearest whole number.